

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Dr. Friedhelm Blobel, Ph.D.
Chief Executive Officer
SciClone Pharmaceuticals, Inc.
950 Tower Lane, Suite 900
Foster City, CA 94404

> **Re: SciClone Pharmaceuticals, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 30, 2010**
> **File No. 000-19825**

Dear Dr. Blobel:

　　We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.   If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

　　After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2009

Item 1. Business, page 3

1. We note that you have entered into an agreement which provides Sigma-Tau Finanziaria, S.p.A. with the European rights to thymalfasin. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which describes the material terms of this agreement including:
    - Exclusivity provisions;
    - Amounts paid to date;
    - Revenue/Cost sharing provisions;
    - Royalty provisions;
    - Milestone provisions;
    - Termination provisions; and
    - Duration.

2. We note that Shanghai Lingyun and China National Pharmaceutical Foreign Trade Corporation accounted for 66% and 27% of your product sales, respectively, in 2009. Please advise us as to whether the Company has entered into any agreements with these two entities. If so, please file any underlying agreements as exhibits to your filing, and provide proposed disclosure to be included in an amendment to your 2009 Form 10-K that describes the material terms of the agreements. Alternatively provide us with an analysis as to why you are not substantially dependent on any such agreement.

3. We note that you have entered into in-license agreements for the exclusive marketing rights to DC Bead in China from Biocompatibles and the commercialization rights to RapidFilm in China and Vietnam from Applied Pharma Research S.A. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which describes the material terms of each agreement including:
    *   Amounts paid to date;
    *   Royalty provisions;
    *   Milestone provisions;
    *   Termination provisions; and
    *   Duration.

    Please also file each of the in-license agreements as exhibits or provide an analysis as to why you do not believe they are required to be filed.

4. We note that you have obtained the exclusive worldwide rights outside of Russia to SCV-07 from Verta, Ltd. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which describes the material terms of this agreement including:
    *   Amounts paid to date;
    *   Royalty provisions;
    *   Milestone provisions;
    *   Termination provisions; and
    *   Duration.

    Please also file this agreement as an exhibit or provide an analysis as to why you do not believe they are required to be filed.

Intellectual Property and Proprietary Rights, page 8

5. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which provides the following information in relation to your material patents:
    *   The number of patents and patent applications licensed for each product and indication and the parties from which they are licensed;
    *   The number of patents and patent applications owned for each product and indication;
    *   The jurisdiction for each of your patents and patent applications; and
    *   The expiration date of your patents by product and indication.

For purposes of clarity it may be helpful to provide the requested information in the form of tabular disclosure.

Definitive Proxy Statement filed April 30, 2010

Annual Cash Incentives, page 36

6. We note that your annual cash incentive bonuses are based on the achievement of corporate objectives and individual objectives. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which includes the following information:

- The specific sales target goals, profitability targets and cash balances that account for 40% of the corporate objectives;
- The specific operational goals which account for 10% of the corporate objectives;
- The specific commercial, regulatory, business development and research and development goals which account for 50% of the corporate objectives;
- The individual objectives applicable to each named executive officer aside from Dr. Blobel;
- The threshold, target, and maximum levels of achievement of each performance measure, if applicable;
- The evaluation by the Committee of the level of achievement of each corporate objective;
- The evaluation by the Committee of the level achievement of individual performance objectives for each named executive officer aside from Dr. Blobel; and
- Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

7. We note that you have entered into a new Long-Term Incentive Plan with Dr. Blobel in which he may be entitled to receive $450,000 based on the achievement of certain performance goals established between the Compensation Committee and Dr. Blobel. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which identifies the specific performance goals which provide the basis for Dr. Blobel's award and how the achievement of these goals contributes to the amount to be paid to Dr. Blobel under the LTIP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bryan Pitko, Staff Attorney at (202) 551-3203 with questions on any of the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant